UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at August 2, 2023

Commission File Number: 001-31965

Taseko Mines Limited
(Translation of registrant's name into English)

12th Floor - 1040 West Georgia St., Vancouver, BC, V6E 4H1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-271142).

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	Condensed Consolidated Interim Financial Statements for the period ended June 30, 2023
99.2	Management's Discussion and Analysis for the period ended June 30, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taseko Mines Limited
(Registrant)

Date: August 2, 2023	By:	/s/ Bryce Hamming

Bryce Hamming
	Title:	Chief Financial Officer